Exhibit 99.4

MEDIA RELEASE

Sibanye Gold Limited

Reg. 2002/031431/06

Business Address:

Libanon Business Park

1 Hospital Street

(Off Cedar Ave)

Libanon, Westonaria, 1780

Postal Address:

Private Bag X5

Westonaria, 1780

Tel +27 11 278 9600

Fax +27 11 278 9863

SIBANYE ANNOUNCES PROPOSED ACQUISITION OF STILLWATER MINING COMPANY

Creating superior value for all stakeholders

Westonaria, 9 December 2016: Sibanye Gold Limited (Sibanye) is pleased to announce it has reached a definitive agreement to acquire Stillwater Mining Company (Stillwater, NYSE: SWC) for US$18 per share in cash, or US$2.2 billion in aggregate (approximately R30 billion). The consideration represents a premium of 23% to Stillwater’s prior day closing share price, and 20% to Stillwater’s 20-day volume-weighted average closing share price.

Stillwater Mining Company, a leading palladium and platinum producer located in Montana and headquartered in Colorado, USA, is a Tier One producer of platinum group metals (PGMs).  Stillwater currently comprises two underground PGM mines (the Stillwater Mine and the East Boulder Mine), the Blitz organic growth Project and the Columbus Metallurgical Complex.

Commenting on the announcement, Neal Froneman, CEO of Sibanye said: “The Transaction is consistent with Sibanye’s strategy of creating superior value for all of our stakeholders by enhancing the cash flow generation through value accretive growth, which underpins our strategy of paying sustainable, industry-leading dividends. The Transaction represents a transformational opportunity for Sibanye to acquire high-quality, low-cost, PGM assets at a favourable point in the cycle.”

Strategically the Transaction is compelling in that it expands Sibanye’s PGM portfolio with high-grade reserves that currently support over 25 years of mine life, and also provide near term, organic, low-cost growth through the Blitz Project. Furthermore, the extensive strike length of the mineralised orebody, suggests that there may be further upside potential.

Sillwater’s Columbus metallurgical processing complex will provide Sibanye with a “mine-to-market” PGM business and the sizeable recycling operation provides a steady margin and strategic market insight.

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*

Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*

Cain Farrel (Corporate Secretary) (*Non-Executive)

www.sibanyegold.co.za

The Transaction also positions Sibanye shareholders for a potential re-rating. Following a thorough due diligence on Stillwater, Sibanye management considers the Transaction to be value accretive. In addition, the transaction will position Sibanye’s Platinum Division further down the global cost curve, with the potential of further cost reductions, thus enhancing the Group’s cash flow generation and improving its access to lower-cost global financing.

Mick McMullen, CEO of Stillwater said: “The Board of Directors of Stillwater has approved the Transaction and recommends that stockholders of Stillwater vote in favor of it. The Transaction allows our stockholders to realise immediate value and also positions our operations and employees as part of a preeminent global precious metals company. Sibanye has complementary values to Stillwater, and we are confident that Sibanye will continue to be a world-class steward of our operations and partner to our local communities in Montana.”

The implementation of the Transaction is subject to Stillwater and Sibanye shareholder approval as well as applicable regulatory approvals in the U.S. and South Africa. Sibanye’s two largest shareholders, Gold One International Ltd. and the PIC, which in aggregate represent 29% of Sibanye’s issued share capital, have indicated their support for the Transaction.

Sibanye will fund the transaction through a US$2.7 billion bridge loan commitment. The Transaction is expected to close in the second quarter of 2017. Post-closing of the Transaction, Sibanye will raise new debt and equity through a rights issue, with the objective of maintaining its dividend policy and preserving its long-term financial flexibility.

Froneman concluded: “This Transaction balances Sibanye’s portfolio operationally and geographically with the addition of a world-class operation in an attractive mining jurisdiction. We have been most impressed with the workforce at Stillwater, and look forward to the opportunity of working with them.  We believe that our two organisations have a strong cultural fit, with mutual priorities of employee health and safety, the environment and the communities in which we operate.”

ENDS

There will be at 10h00 (CAT) a live presentation/ webcast and at 16h00 (CAT) an international analyst call. Information can be found at:

https://www.sibanyegold.co.za/investors/transactions/stillwater-acquisition

Contact

Investors

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 83 453 4014

james.wellsted@sibanyegold.co.za

Media

Carol Roos

Brunswick

+27 72 690 1230

croos@brunswickgroup.com